Exhibit 99.B(h)(1)(i)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED

ADMINISTRATION AGREEMENT

between

ING INTERMEDIATE BOND PORTFOLIO

and

ING FUNDS SERVICES, LLC

Series	Administrative Services Fee
(as a percentage of managed assets)
ING Intermediate Bond Portfolio	0.055% on the first $5 billion of assets; and 0.030% on assets over $5 billion